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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of January, 2006

                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
            ---------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X            Form 40-F
                              -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                        No  X
                              -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

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Attached hereto and incorporated by reference herein are portions of the prospectus made public in Israel in connection with a contemplated underwritten public offering in Israel. The attached updates information regarding Tefron previously disclosed in its public filings with the SEC and discusses new information regarding Tefron not previously disclosed in its public filings with the SEC.

The securities offered pursuant to the prospectus in Israel have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statement on Form S-8 (Registration No. 333-111932).




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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    TEFRON LTD.

                                                   (Registrant)


                                            By: /s/ Asaf Alperovitz
                                               ------------------------------
                                               Name: Asaf Alperovitz
                                               Title: Chief Financial Officer


                                            By: /s/ Hanoch Zlotnik
                                               ------------------------------
                                               Name: Hanoch Zlotnik
                                               Title: Finance Manager

Date: January 3, 2006



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